

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121



06014342

7th June 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil ~~plc~~ Group PLC (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 31st January 2006:

"Signing of Revised Mauritanian PSCs"

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

dlw 6/14



Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Signing of Revised Mauritanian PSCs

Premier advises that the following release regarding revised Mauritanian PSCs was made earlier by Woodside Petroleum Ltd.

The release refers to the following offshore production sharing contracts ("PSC"): PSC-A, PSC-B, Chinguetti Joint Venture, PSC-C Block 2, PSC-C Block 6, Premier holds a 4.62% stake in PSC-A and a 9.23% stake in PSC-B and has no interest in PSC-C.

The changes in the PSCs are in line with the guidance previously given by the operator and the joint venture partners.

Signing of Revised Mauritanian PSCs

"Woodside Mauritania Pty Ltd, a wholly owned subsidiary of Woodside Petroleum Ltd., and its joint venture participants in Mauritania have signed revised production sharing contracts (PSCs) for offshore zones A, B, C2 and C6.

In a signing ceremony in Nouakchott overnight, representatives of Woodside, its joint venturers and the Islamic Republic of Mauritania formally agreed to new contracts for the four offshore zones.

The revised contracts reflect an agreement signed by Woodside and the Mauritanian Government in March this year which resolved a dispute between the parties over previous amendments to the original PSCs.

The major elements of the resolution, reflected in the revised PSCs, are:

- Exploration periods are secured in line with previous arrangements;
- A Chinguetti Project bonus of US$100 million shall be paid by the zone B joint venturers to the Mauritanian Government approximately 14 days following the approval of the revised PSC B and subsequent to the gazettal of the revised contract;
- Fiscal incentives which will provide a greater share of revenue from the Chinguetti project to the Mauritanian Government during periods of high oil prices; and
- Establishment of an Environmental Commission, funded through a total annual payment of US$1 million by the joint venturers during the life of production from the revised PSCs.

The revised PSCs come into effect after their formal gazettal in the Official Journal in the Islamic Republic of Mauritania.

The signing of the revised contracts establishes greater fiscal certainty and allows increased co-operation between Woodside, its joint venture participants and the Islamic Republic of Mauritania."

07 June 2006

ENQUIRIES

Premier Oil plc	**Tel: 020 7730 1111**
Simon Lockett	
Tony Durrant	
Pelham PR	
James Henderson	**Tel: 020 7743 6673**
Gavin Davis	**Tel: 020 7743 6677**